Exhibit 99.4

Dear valued ADR holder,

We herewith inform you that the 2021 ordinary Annual General Meeting of Achilles Therapeutics plc (the “Company”) will take place on Friday, June 28, 2021 at 17:00 UK time (12:00 Eastern Time), at 245 Hammersmith Road, London W6 8PW (the “AGM”). The AGM will be held as a virtual meeting, i.e. the meeting will be broadcast on a listen-only basis to shareholders and ADR holders via an Internet portal. See below for details on how to request access to the broadcast.

As investors increasingly prefer to access AGM-related information online instead of receiving printed documents, and for environmental reasons, the Company has decided to reduce the amount of paper used for this mailing to the extent possible. As a result, you are only receiving this brief notice accompanied by the voting instruction card.

Information regarding the AGM is available on the Investors section of the Company’s website at:

https://ir.achillestx.com/AGM2021

In light of the Covid-19 pandemic and the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings, the arrangements and format of the AGM have been organized this year in order to protect the health and wellbeing of shareholders and other attendees. This means that, as things currently stand, shareholders are not allowed to attend the AGM in person and all shareholders should appoint a proxy to ensure that the AGM is quorate and to vote on the proposed resolutions. Any shareholder seeking to attend the AGM in person will be refused entry. We strongly encourage you to vote by proxy so that your vote can be counted.

If an ADR holder wishes to listen to the AGM broadcast (with no right to cast a vote at the AGM – please submit a proxy instead), please email your name, address and email id to shares@achillestx.com with ‘2021 AGM broadcast’ in the title line. The Company will email the access details directly to the ADR holder to listen to the proceedings in the AGM. The email must be received by the Company no later than 17:00 UK time (12:00 Eastern Time), on June 14th, 2021 in order for the ADR holder to be entitled to access the broadcast.

Achilles Therapeutics plc	T:	+44 (0) 208 1544600
245 Hammersmith Road	E:	info@achillestx.com
London W6 8PW	W:	achillestx.com

Achilles Therapeutics plc is a public limited company registered in England and Wales with registered number 13027460. Registered Office: 245 Hammersmith Road, London W6 8PW.

Further, ADR holders may, submit questions to the management board as to matters of the AGM agenda in the same way as shareholders can do by submitting them to shares@achillestx.com with ‘2021 AGM questions’ in the title line. The deadline for so submitting questions is 17:00 UK time (12:00 Eastern Time), on June 14th, 2021. Accordingly, any ADR holder who wishes to submit questions must make the above email request to receive the access code details in good time before.

If you do not have access to the internet and would like to obtain a printed copy of this AGM-related information please write to:

Proxy Services Corporation

10 Drew Court – Suite #3

Ronkonkoma, NY 11779

Or call the following number: 1-800-555-2470

Thank you for your ongoing support of Achilles Therapeutics.

Edwin Moses

Chairman

2